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JOIN THE EXTREME SANDBOX COMMUNITY
Raised $156,481 from 121 investors on December 2018
KOMATSU

Roaring through the biggest adventure on your bucket list

Bulldozers. Excavators. Wheel Loaders. At Extreme Sandbox, we see adults live out their wildest childhood dreams by letting them play with construction equipment on our 10-acre "sandbox." We did $800k+ in sales in 2017 because there's no other place where a person can drive a bulldozer, crush a car, and then finish off with a ride in our fire truck. Perfect for young and old, men and women, individuals and corporate groups, we've grown to 3 locations and want to keep expanding nationally.



Randy Stenger
Founder/CEO
Former retail executive with sales and operations experience. Extensive experience being a big kid!



The Extreme Sandbox Story
KOMATSU

Why you may want to invest

1. Appeared on Shark Tank in 2016.
2. Two locations drove $750k in 2017 revenue, with a new mall location opened at the end of the year.
3. TripAdvisor loves us: Over 98% of our 600 total reviews are 5 stars.
4. We have three locations -- outdoor sites in Hastings, Minnesota and just north of Dallas, Texas -- plus an Extreme Sandbox Mini location inside Rosedale Mall in Roseville, Minnesota.
5. Our reservation-only experience has a price range that spans from $195 for initial individual package to a $900 all-day package.
6. Official equipment sponsorship with Komatsu America.
7. In October 2017, we launched "Inside the Sandbox," a VLOG on our YouTube channel that now has 85 episodes.
8. Corporate team building events are an increased revenue driver. Over 45% of 2017 revenue was generated from group events.

Our Ambition

After starting with one location in Hastings, Minnesota, we've added another outdoor venue just north of

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leisure automotive b2c adventure

Dallas and an indoor Extreme Sandbox Mini in Roseville, Minn. Buoyed by a successful 2016 Shark Tank appearance and a hard 5-star rating on Trip Advisor, we feel poised to expand into more cities and more states, until eventually, Extreme Sandbox is popular enough that every American can cross "play with a bulldozer" of their bucket lists.

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https://extremesandbox.com

Hastings, MN

Why I Like Extreme Sandbox

I have known Randy Stenger and Extreme Sandbox since even before his epic appearance on Shark Tank in 2016. When I first heard about his unique business model of a heavy equipment adventure, I knew it was something I wanted to be a part of. I was able to convince Randy to open his second location at my resort in Texas (Tanglewood Resort). Today he is up and running on a 10-acre sandbox on my property. Extreme Sandbox is one of the favorite activities at the resort for both corporate and leisure clients and consistently receives 5-star reviews. Randy is a driven entrepreneur and will be successful at whatever he undertakes.



Roger W. Thiltgen
PRESIDENT OF TANGLEWOOD RESORT PROPERTIES INC

THE BUZZ ABOUT EXTREME SANDBOX

Randy's passion - about business and really everything he tackles - is total. We teamed up with Extreme Sandbox because we shared a commitment to continuous improvement, innovation and safety. In fact, we've adopted some of Randy's safety protocols into Komatsu operations. Randy's eagerness to also tag-team CSR work, training and education, and customer appreciation activities has been a welcomed and pleasant surprise.


Rich Smith
Product And Services Division for Komatsu America

I can't say enough about Randy Stenger and his team at Extreme Sandbox. We've brought many clients to his Minnesota-based facility over the past few years and have always benefitted from his professionalism, safety consciousness, and sense of humor. Randy is the perfect mix of bold entrepreneur and strategic pragmatist. He dreams big and then he makes it happen. Randy exudes enthusiasm, passion, skill, and eagerness to be bigger, bolder and better in everything he does. Randy's deep background in merchandizing and customer service is not only refreshing and evident throughout, but lends credibility to his pursuit and obvious accomplishment of this endeavor. This is a business to watch....and I, for one, want to be a part of it.


Peter Bailey
President, The Prouty Project

Some of the best "good, clean fun" anyone can find. You come out here, drive a bulldozer, you ramp off them, you get the excavator, digging holes, I mean, as a kid, that's all we did. It's a great opportunity for us to come out here and have good, clean fun.


Michael Mauti
Minnesota Vikings Linebacker

Randy Stenger and Extreme Sandbox live and breathe top notch customer service. I've known Randy since 2012 when he first launched Extreme Sandbox. He has always focused on offering quality customer experience. Extreme Sandbox is one of those companies that provides a service you'll never forget and memories that last forever. How often do you drive a huge Excavator? I highly recommend Extreme Sandbox and Randy Stenger.


Sam Thompson
Owner, Transitions in Business

I surprised my husband for his 30th birthday and he had a blast! He operated the excavator and loved every minute of it. Joey was a great instructor and made it fun for both the operator

and loved every minute of it. Joey was a great instructor and made it fun for both the operator and spectator. As the spectator, I was able to have a set of headphones and microphone so I felt a part of the experience. My husband can't wait to go back, and next time, I'm joining in too!

Katie J.
Extreme Sandbox Customer

It has been an extreme pleasure to get to know and spend time with Randy, the guy I saw on Shark Tank. You can't help but get excited once Randy starts to share his vision and passion about Extreme Sandbox. From that moment, to the time I sat in the seat of one of his excavators, it was clear that he has done an amazing job of developing Extreme Sandbox from an idea to the wonderful brand it is today. I look forward to seeing him take this brand to the next level.

Barry Zelickson
Owner, Big Thrill Factory

Why didn't we do this right away? It was awesome. I think the excavator is the coolest thing. It's fun digging holes and screwing around. I wasn't that sweet on the bulldozer. It's a good time.

Audie Cole
Minnesota Vikings Linebacker

Awesome place for a vendor/corporate outing. Highly recommend if you want to get out of the office or take your team out for a fun adventure. I was there for a vendor event and enjoyed the afternoon with others. Food was catered by Green Mill and was excellent for a quick bite

John T.
Extreme Sandbox Customer

Sure, regular playgrounds are fun, and Minnesota has plenty of cool ones. But what about when you tire of swings and jungle gyms? That's when you know it's time to kick things up a notch. As Minnesota's coolest playground, Extreme Sandbox will help you do just that. This place is for anyone who's ever wondered what it would be like to work – and play – on a construction site.

Betsy Rathburn
Writer for Only in Your State

Human-sized Jenga and chess games are so yesterday. Extreme Sandbox takes team building to an entirely different level. Introducing participants to heavy construction equipment, including an excavator, bulldozer and wheel loaders, Extreme Sandbox is like Tonka Trucks for CEOs.

Holly Woolard
Writer for Smart Meetings Blog

Creative Team-Building Ideas: Extreme Sandbox | Smart Meetings

Human-sized Jenga and chess games are so yesterday. Extreme Sandbox takes team building to an entirely different level. Introducing participants to heavy construction equipment, including an excavator, bulldozer and wheel loaders, Extreme Sandbox is
June 14, 2018 @ smartmeetings.com

In honor of Father's Day, Meet 16 Inspiring Dadpreneurs From Shark Tank - pg.1

In honor of Father's Day 2016, meet 16 inspiring dadpreneurs who scored a deal on ABC's hit business reality show Shark Tank -- the most revered achievement for small businesses. In Honor of Father's Day, Meet 16 Inspiring Dadpreneurs From Shark Tank
June 8, 2018 @ forbes.com

Bull Dozers Mix With Childhood Fantasies At 'Extreme Sandbox'

A lot of folks have seen big pieces of heavy construction equipment and wished they could drive them. News on 6's Craig Day took a trip to a place you can do just that and it's only about three hours from Tulsa. It's called the Extreme Sandbox and it's in
June 8, 2018 @ newson6.com

The Texas Bucket List - The Extreme Sandbox

POTTSBORO, Texas - Tanglewood Resort on the shores of Lake Texoma is a relaxing spot for Texans to take a load off. A chance to get away from the hustle and bustle and constant construction of Big D - that is, until you run across what looks like the
June 8, 2018 @ thetexasbucketlist.com

Shark Tank winner Extreme Sandbox CEO Randy Stenger on how to get on and get paid - The Business Journals

Extreme Sandbox founder and CEO Randy Stenger knew he had a shark on the hook immediately. He never imagined he'd land two. After cunningly introducing his Hasting-based business to the producers of ABC's "Shark Tank" and passing the
June 8, 2018 @ bizjournals.com

PHOTOS: Getting Inside Construction Equipment at the Extreme Sandbox

Students in the "Legacy I-3" workforce program had the final event of their 16-week



program Wednesday ...
June 8, 2018 @ kstp.com



Take a Hike, Mike!

I return to Extreme Sandbox to test out their brand new simulators! And of course I cause a little destruction as well!
June 7, 2018 @ facebook.com



Cole, Mauti Hit 19-ton Excavator off Tee Box

HASTINGS, Minn. - Driver? 3-wood? Or 19-ton excavator? Audie Cole and Michael Mauti are more than golf buddies. The linebackers have been close friends since Mauti arrived three years ago in Minnesota in Cole's second year with the Vikings.
June 6, 2018 @ vikings.com



Crush a car, support a cause

Extreme Sandbox in Hastings teamed up with Crescent Cove to raise funds for the first children's hospice and respite care center in the Midwest. They did it by crushing a minivan painted in Green Bay Packers colors. It was the first annual Vikings/Packers
January 2, 2018 @ hastingsstargazette.com



At this amusement park, drive the heavy machinery you loved as a kid

WORKING THE CONTROLS OF AN EXCAVATOR is a little like flying a helicopter in that it requires the use of both hands independently, as well as your feet. I say that having never flown a helicopter, and having been in an excavator for all of five
May 8, 2017 @ popsci.com



Minnesota's Coolest Park Is For Adults, And You Won't Believe How Much Fun You'll Have

Sure, regular playgrounds are fun, and Minnesota has plenty of cool ones. But what about when you tire of swings and jungle gyms? That's when you know it's time to kick things up a notch. As Minnesota's coolest playground, Extreme Sandbox will help
February 14, 2017 @ onlyinyourstate.com



Extreme Sandbox Update - What Happened After Shark Tank - Gazette Review

Extreme Sandbox Before Shark Tank In the audition tape, Randy Stenger introduced himself and said that he lived with his five children and fiance in Minnesota. He stated that he was the founder of Extreme Sandbox. The video showed his kids playing in
September 28, 2016 @ gazettereview.com



Extreme Sandbox: This Sandbox is for Big Kids

Did you like to play in the dirt when you were a kid? Use big trucks or earth-moving equipment to dig holes and make tall mounds of dirt to motor over? Push cars and other objects around a sandbox or backyard play area with the big trucks? I did!
September 14, 2016 @ trucktrend.com



Play with bulldozers, tanks and firetrucks at Extreme Sandbox, 'a bucket-list experience'

HASTINGS, Minn. - Randy Stenger makes his living getting adults to play in the dirt like kids - with bigger toys. On 10 acres near this Minneapolis-area city, Stenger created Extreme Sandbox, where customers pay hundreds of dollars to push dirt
June 27, 2016 @ omaha.com



2016-03-30-Extreme Sandbox | Komatsu America Corp

Komatsu America Becomes Exclusive Equipment Sponsor to Heavy Equipment Adventure Company Extreme Sandbox Rolling Meadows, Ill., March 30, 2016 - Komatsu America Corp., a leading global heavy equipment manufacturer, and
March 30, 2016 @ komatsuamerica.com



Extreme Sandbox gets its funding on Shark Tank; firm is set to open second location

HASTINGS, Minn. -- A Hastings business, Extreme Sandbox, fared well on ABC-TV's hit show Shark Tank on Tuesday night. Owner and CEO Randy Stenger was featured on the show making a pitch for investors. He sought a $150,000 investment for 20
January 7, 2016 @ bismarcktribune.com



Extreme Sandbox Enters the 'Shark Tank': Interview With Founder

Adventure company Extreme Sandbox entered the on January 5. The Minnesota-based attraction lets revelers actually play on a construction site. This spring, they are opening a second location in Texas and plan on having five to 10 more in the next five
January 5, 2016 @ heavy.com



MN business that lets people play with bulldozers to be on 'Shark Tank'

A Hastings business that lets people play with heavy construction equipment will be featured on " Shark Tank" - the ABC show where entrepreneurs pitch their ideas to investors. The business is called Extreme Sandbox and, according to their website,
December 23, 2015 @ bringmethenews.com



Ep. 216 - "Extreme Sandbox"

WCCO-TV, Channel 4, Saturdays at 11:05 PM Guest host Greg Underdahl travels to Extreme Sandbox in Hastings, MN, for the trip of a lifetime. It's a place where adults can drive life-size construction equipment! Skid steers, bulldozers, excavators, and
June 8, 2015 @ youtube.com







Finding Minnesota: A Game Of Drones

MINNEAPOLIS (WCCO) - A local business has created what may be the first drone obstacle course in the U.S. Extreme Sandbox, in Hastings, lets visitors fly drones over, through and under various hurdles in an open field. Owner Randy Stenger said once
May 17, 2015 @ minnesota.cbslocal.com

An Amusement Park That Lets You Operate Heavy Machinery

Operating the bucket of a diesel powered, hydraulically operated earth moving equipment is a lot like wearing the mech-suit from Aliens. If you consider your arm a system made up of bones, muscles, and tendons, then the boom and bucket linkages
May 1, 2015 @ mensjournal.com

Hastings' Extreme Sandbox owner scores on ABC's 'Shark Tank'

Extreme Sandbox founder and CEO Randy Stenger had tired hands Wednesday, a day after he appeared on ABC-TV's "Shark Tank," where he sold 20 percent of his company to celebrity investors for a cool $150,000.
November 30, 0001 @ twincities.com

Bulldozing Through Your Bucket List

As a kid, there were few things in the world more exciting than construction equipment. Playing with it, though, was out of the question. That's why we created Extreme Sandbox -- to let every adult live out their childhood dreams. In the same afternoon, our customers can crush cars with bulldozers, scoop dirt with loaders, or ride in a firetruck for a truly once in a lifetime experience.



People - And Sharks - Love our Experience



EXTREME SANDBOX
HEAVY EQUIPMENT ADVENTURES

In 2016, our founder, Randy Stenger, went on Shark Tank and impressed both Kevin O'Leary and Mark Cuban. The enthusiasm shown from those Sharks led to huge customer interest, which helped our original location in Hastings, MN and our newly opened Pottsboro, TX location earn $760k in 2016 revenue.

Perfect for individuals, couples, large groups, or corporate bonding events, we're selling an experience at Extreme Sandbox. We tested our concept for three years to really hammer out the details and logistics of a business no one has really attempted in the past. We can have a person come in from off the street, train, and be safely operating a bulldozer in 15 minutes.

It can be hard to explain how unique an afternoon at our facility is, especially for those who haven't operated a multi-ton machine before. So you'll have to trust our Trip Advisor review page. Since opening in 2012, we've received more than 600 reviews and still have a hard 5-star rating. In fact, 98% of our total reviews are 5 stars, something we take great pride in.



Additionally, we've never had an accident with our machines; a testament to how diligent and experienced our training staff is. Our equipment has remote engine cutoff devices and our instructors provide continuous "hands-on" instruction through wireless communications systems. Safety is a primary focus.



We Want to Expand our 3 Locations Nationally

With two outdoor locations and one indoor mini location, we feel we've solidified our business model and are ready to expand. Because it only costs between $100k - $200k for us to open another site, and because we have an official equipment sponsor in Komatsu - the 2nd largest equipment manufacturer in the world - we could conceivably open several more locations and not change much of our internal operations.



KOMATSU
KOMATSU
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KOMATSU

Our Progress So Far

If we raise $150k of capital in this Wefunder campaign, we'll be able to use the money for operating expenses, marketing, and debt consolidation for our bootstrapped company. If we're able to raise $500k, we'll be able to do the above, plus open a new location. For every $250k raised after that, we plan to open one additional location in a major U.S. metro area.



April 2012 — **We Open our First Location in Hastings, MN**
In the next year, we also launch Extreme Fire Truck.

December 2013 — **Construction of New, Permanent Facility in Hastings is Completed**
The next year, we also launch our heavy equipment camps that have an increased focus on student experiential learning.

June 2015 — **We Surpass $1M in Total Sales**
We also launch our new corporate team building event options - Sandbox Olympics, Scenario Events, etc.

January 2016 — **Randy Appears on Shark Tank**

March 2016 — **Komatsu America Becomes Our Official Equipment Sponsor**

April 2016 — **Second Location Opens in Pottsboro, TX**

October 2016 — **Extreme Harvest Experience Launches**

October 2017 — **We Launch Sandbox Storytelling**
Our Youtube video series focuses on telling our unique story through video.

November 2017 — **Third Location, a Mall Prototype, opens in Roseville, MN**

August 2018 — **We Surpass $3M in Total Sales**

Let's Change Entertainment Together

Dear Potential Investors,

Extreme Sandbox is changing the way entertainment is experienced. We are excited for the future

and we want you to have the opportunity to join us as part of something bigger, something needed. Our fans, those who have been a part of our journey and have helped drive our growth, should have the opportunity to invest in and experience our success along with us.

Our first 5 years have built the foundation for our business, and now we have tremendous opportunities to grow across the country. We have really hit a sweet spot with how our business is run, our branding power, and our overall customer experience. It shows in our un-paralleled customer reviews and testimonials.

We cannot thank everyone enough for the extraordinary support we have received since our start. As a company with a truly unique concept, we believe that our current success is only the beginning. With your help, we plan on making Extreme Sandbox a global, well-known entertainment brand.

Come join us. Invest in a company that will be the future in heavy equipment entertainment and bucket- list adventures. Help us go global with Extreme Sandbox.

Let The Kid In You Play!

Randy Stenger

Founder & CEO – Extreme Sandbox

Founder



Randy Stenger
Founder/CEO

Former retail executive with sales and operations experience. Extensive experience being a big kid!

AND THE REST OF THE TEAM



Adam Johnson
Director of Sales

10+ years retail management, web design, sales and marketing experience.





Eirik O'Keefe Bratli
Director of Marketing

Experienced videographer/AV technician. Skilled in Photography, Adobe Suite, Final Cut Pro.





Jennifer Alderink
Marketing Ninja

5+years Experienced Marketing Professional, expert in creative vision, organization, development.





Jacob Perkins
Lead Instructor

Former middle school math teacher. Current teacher of off-road heavy equipment.









David Sorge
Lead Instructor

25+ years in Guest Service Management - emphasis in Operations, Sales + Team Training & Development.

Marc Cain
Instructor

Instructor at Minnesota Sandbox.

Chris Groseclose
Instructor

Instructor at Texas Sandbox - currently in school studying Occupational Safety & Health.

Cooper
Lead Digger

Woof woof woof bark woof.

Raised $809,916 From 121+ Investors

$27,000	$30,000	$30,000	$39,539	$360,396
February 2013	August 2013	April 2016	January 2017	November 2017
LOAN	LOAN	LOAN	LOAN	LOAN

$30,500	$36,000	$100,000	$156,481
January 2018	July 2018	July 2018	December 2018
LOAN	LOAN	LOAN	



Meghan McClelland

Investor, Computer Scientist, Product Manager, Mom



Andrew Coppola

Experienced Director of Operations/Engineer in the food industry interested in investing in exciting brands.



Jonathan McNeilan

New investor, trying to build a nest egg. Father of 3.



Mitchell Lee

Franchise Development Director who loves to invest on multiple platforms.



Brian Manley

Well-travelled investor. Dozens of startup investments. Finance background, can help raise additional capital.



Evan J SEGAL

Philanthropist, Social Entrepreneur, Mentor, Angel/Seed Investor, Business Leader, Venture For America. , Author, Public Speaker.

(MORE INVESTORS)

Interview

Wefunder interviewed Randy Stenger on May 24, 2018.

– COLLAPSE ALL

WF: Who are you and what is your company all about? ⌃

STENGER: My name is Randy Stenger and I am the founder and CEO of Extreme Sandbox. Extreme Sandbox is a heavy equipment adventure company that lets people play on construction equipment.

WF: Where did the idea for this company come from? ⌃

STENGER: Most people think I was in construction prior to starting the sandbox. I tell them that no, I've had about as much experience there as they have. I've had never once set foot in construction equipment. What makes me qualified is that I'm a big kid at heart. I refuse to grow up. The idea came about because I'm a father of three boys. In about 2010, I was driving by a construction site, and my oldest, who was probably 8 or 9 then, looked out the window and asked me if I thought it would be fun to play on that equipment. I was like, "Heck yeah, it would." That's how the idea was born. From there it just took a lot of work to get it off the ground.

Before this, I went to University of Georgia and obtained a Bachelors Degree in Business Management, While I was in college I was a volunteer firefighter/EMT which ultimately led me to a career in law enforcement. I served as a Police

Officer in Colorado for approx. 5 years before leaving my public service background and going "corporate".

I was in the corporate world as an executive with Target. I started in the stores as a manager and then moved to a position at Target Corporate. I started pursuing this idea while working as a corporate executive, and it really took about a year or two to get off the ground. As much as the idea is pretty novel and simple, it was obviously more challenging to find the right site. I live in the Twin Cities area of Minnesota. Finding the right site and the insurance provider probably took us about a year or two so we could get off the ground and launch.

WF: When did you launch? ^

STENGER: Our first site officially opened in April 2012 in Hastings, Minnesota. We pre-sold tickets. We got the approvals and everything in November 2011 right before Thanksgiving. We started pre-selling, and we got some equipment out to the site. We had media wanting to do a story on us when they saw the city council approve us to open in five month. I rented a kiosk at a mall in Minneapolis and had all these pictures. I was selling gift certificates for something that didn't even exist yet. That's my entrepreneurial spirit -- I jump off the ledge and then figure out how I'm going to land. It's about taking risks, but SMART risks. So we pre-sold and had a ton of interest. By the time I actually opened the site in April, we already had about $20,000 to $30,000 in pre-sales.

WF: How has the business gone for the last six years? ^

STENGER: When we really started the business in 2012, it was such a crazy idea that we had no clue what the reception would be. A lot of people think I spent millions of dollars to get this off the ground. I tell people I'm just really smart and responsible with my money. Really, I only started with about $30,000. I rented just three pieces of equipment. I had one skid steer, one excavator, and one bulldozer. I had ten acres of land. I don't want to say it was just a gravel pit, but it was just an unused piece of property. Then we rented a construction trailer. The idea was just to test it out for about 18 months to see how it went. We thought it was brilliant. But we're like, "Will people actually pay us money to play with construction

before Thanksgiving. We started pre-selling, and we got some equipment out to the site. We had media wanting to do a story on us when they saw the city council approve us to open in five month. I rented a kiosk at a mall in Minneapolis and had all these pictures. I was selling gift certificates for something that didn't even exist yet. That's my entrepreneurial spirit -- I jump off the ledge and then figure out how I'm going to land. It's about taking risks, but SMART risks. So we pre-sold and had a ton of interest. By the time I actually opened the site in April, we already had about $20,000 to $30,000 in pre-sales.

WF: How has the business gone for the last six years? ^

STENGER: When we really started the business in 2012, it was such a crazy idea that we had no clue what the reception would be. A lot of people think I spent millions of dollars to get this off the ground. I tell people I'm just really smart and responsible with my money. Really, I only started with about $30,000. I rented just three pieces of equipment. I had one skid steer, one excavator, and one bulldozer. I had ten acres of land. I don't want to say it was just a gravel pit, but it was just an unused piece of property. Then we rented a construction trailer. The idea was just to test it out for about 18 months to see how it went. We thought it was brilliant. But we're like, "Will people actually pay us money to play with construction

our own video series that does most of the training. Our instructors will sit with them and go over everything. We have waivers they sign. Then we play our training videos that are all proprietary. It's all stuff that we've created on our own. After that, depending on the package of equipment they've selected, we take them out to the equipment. Everyone sits in the equipment by themselves, but we've got a remote wireless communications system. Our instructors are always standing 50 to 100 feet away.

We load up the guests, we show them things in the cab, and then we take them to practice areas. This is where our instructors are coaching them through everything, and then ultimately they play a little bit on their own. We usually finish with some type of obstacle course. It can involve something as simple as knocking a tennis ball off a cone with a 26-ton excavator all the way to lifting up a 4,000-pound car. We really try to show them the full range of what those machines can do.

WF: What kind of machines are you using? ^

STENGER: We primarily have three types right now. Excavators, bulldozers, and wheel loaders are the three primary types at our sites, and we also have mini excavators. We have two of each of those. As we've grown the model, we've realized running in pairs is ideal. We can have one instructor talk to two people, and it also makes it a better experience for our customers because they can be doing this with their family and friends.

But while construction equipment is at our core, we are always looking for new and interesting "toys". We offer an Extreme Fire Truck experience, have partnered with a local farmer to provide a Harvest Experience (let clients drive a combine), and ultimately have branded ourselves as Heavy Equipment Adventures which can apply to many toys we always dreamed of playing with.

WF: How do you make money? ^

STENGER: We've always focused on quality over quantity. I'd rather get one client at $500 than ten at $50. We don't go for huge volumes. We really try and make this a truly unique bucket list experience. That goes all the way down to why our sites aren't flooded with people. A busy day for us might just be five to ten clients. What we're able to do then is really slow down the process and make it more interactive so that we get to know our customers and can tailor the experience to them.

Our average individual probably spends $300 to $500. Our entry-level price point is $195 for our initial individual packages. Then we do an all-day package that is $900. There's a lot of variations and options within that. Group events are probably about half of our market now. Typically we tell groups to budget around $150 to $250 a person. We custom build these group packages based on our clients' needs. Most of our group packages are for corporate team building. By year two, we started getting inquiries from some of the larger companies headquartered here in Minneapolis: 3M, General Mills. I realized that corporate team building is such a niche. These corporate groups are looking for new ways to engage their employees. They want something new and different. They're sick of going bowling or going golfing. All of those things have been done. The other added bonus I saw was the price. The price we could charge them was different, because generally the person doing that isn't paying with their own money. A corporate group is willing to write a check because it doesn't necessarily come out of anyone's personal pocket. We found that those are more lucrative events, and our margins are much higher. It's kind of like we work smarter, not harder. We found that if we do five to ten corporate groups a month, the margins are a lot higher. That's probably why half of our business now is corporate team building.

WF: When you think about capacity, are you at 100 percent capacity with six machines in use all the time? ^

STENGER: We've got tons of areas to grow there. We have three sites now. Hastings, Minnesota is our original site. Then we opened a second location just north of Dallas, Texas in 2016. That's another outdoor site. Then we opened a simulator-based indoor mall prototype in Roseville, Minnesota, which is a Minneapolis suburb.

But as far as capacity, we generally schedule Wednesday through Saturday, so four days a week. Even with that, I'd say we're under 50 percent of our capacity. We've got plenty of room to grow. Part of that is intentional. I'm not trying to turn this into an attraction where we've got hundreds of people coming every day. The reality is we've got plenty of room to grow, but we also want to make it a truly unique experience for our clients. If we ever got to that point where we're running 75 percent or more capacity, we'd probably end up raising our rates. We've got room to grow with other ways.

WF: When you think about growth, what are your key measures for success? ^

STENGER: The two priorities of our company are safety and then customer service. We've never had an incident with a customer in six years. We know what we're doing there, and that's always our focus. For service, we use TripAdvisor as a huge benchmark. If you look at our TripAdvisor page, all we have are five-star reviews. Our Texas site's a good example. If you didn't think we could replicate what we did in Minnesota in Texas, we can point to TripAdvisor. All we have are 131 five-star reviews. Our clients love what we do.

Financially, our goal is to grow each site into generating $1 million in a year. We're not there yet. Our Hastings site is probably the closest, and we generate about $600,000 there. There's tons of room to grow there. We have enough room because a lot of my costs are fixed as far as equipment, the land, even a lot of my team. Several of them are salaried.

WF: How do you grow the Minnesota location from $600,000 annually to $1 million? ^

STENGER: We know we have a winning product/service, so now it just comes down to getting the word out. Even six years in, it's amazing how many people don't know about us. We've primarily focused on guerrilla marketing. Most of it is word of mouth. Because people aren't looking necessarily to go drive a bulldozer, so we have to really get out there and sell ourselves. Most of it comes down to marketing and letting people know what we are. We also get people who think it's just for guys. We try to market to women more than anything because 30 to 40 percent of our clients are women. Women are usually better at working the percent of our clients are women. Women are usually better at working the equipment than men. I hate to tell the guys that, but it's usually true.

Ultimately we also know that adding more sites across the US will increase sales at ALL locations. When you have something as unique as we do, and with the popularity of social media, our clients ultimately our the best salesperson. We focus on giving a great experience but also make sure they capture those memories with great photos. Then those very happy clients spread the word in their social media channels. It's not uncommon for a client to visit our Texas Sandbox location, post a photo on Facebook, and they their family member who lives closer to our Minnesota Sandbox will book a session there. So as we get more sites around the country it will help boost revenue at ALL of our locations.

There's a lot of opportunities for us to market it more. And then also just proving that price perception thing. People are initially reluctant to spend $300 or $500, but it's easier for us now that we've got six years of five-star reviews online. I tell anyone that questions whether it's worth spending $300 or $500 for a day at Extreme Sandbox that in six years of doing this, I have never, not once, had a customer do the experience and later tell me it wasn't worth every penny. That's why it's a lot. It's marketing for us to really prove that experience beforehand. Between that and the corporate market, we can still do a better job marketing. That's how I think we will grow the business into multiple million-dollar-plus locations.

WF: How do you think about expansion? ⌃

STENGER: The first two to three years was really all about the proof of concept. It's taken us a lot to get the processes to where I can take someone off the street and have them up and running in ten minutes on a piece of a 26-ton excavator. No one in the world really has the skill set we do. We're a very unique thing. Then we wanted to see if we could replicate it, so that's where Texas came in. We opened it successfully here. Now we're in our sixth year in Minnesota. I feel like we have the foundation of the house built. We have all the processes in place. We've got the core team in here. We know how to open new sites. The process really is to grow with additional locations around the country. That's the model that we're looking at.

Initially, we've been company-owned. We're exploring two avenues. Either we continue with company-owned and open some more sites on our own in cities that we think would be a good fit, or we are considering a franchise model. We were on "Shark Tank" in 2016. And we got tons of attention from that. We still get probably four emails a week from people wanting to franchise our business. We haven't decided to do it yet because we know it's costly to get a franchise model started. But that might be another area we look at.

WF: How do you make the decision on whether to franchise? ⌃

STENGER: We've built the foundation. We've done all of this self-funded so far. It's all been rolling money into it. We've got everything built. But to prove any franchise model, you have to show your margins and how much profit you're making. We're not there yet. We're just breaking even. We're at that point in Extreme Sandbox where we built the model, we have the vision, we have additional prototypes we plan on modeling off of in the future. We feel like it's the right time for an investment to add the fuel to the fire to help us scale. That's where we'll be able to prove out the model and then grow it from there.

WF: Why are you fundraising? ⌃

STENGER: There are a couple different areas where we could direct the money. We would like to raise between $150,000 and $500,000. Ultimately, it's fueling our growth. Because this has been built by me, we've rolled all of the funds back into it. There are opportunities for us to eliminate some debt and get the company in a good place by realigning and restructuring some of the finances. Around $150,000 goes towards that.

But that is really just the start, we obviously want to use the majority of the funds to scale. A part of it will be marketing the business. Part of it would be staffing, whether it's filling marketing roles or operation roles. Team is really our biggest asset, and we need to actively retain our existing team while also recruiting others to help us grow with new sites. And then if we raise more, we can open a new location. We generally need about $100,000 - $200,000 to open another site. So anything we raise over $350,000 - $400,000 would apply to opening that other location.

WF: You're bringing in several hundred dollars per customer, but what are your expenses? ⌃

STENGER: The equipment is obviously expensive. Komatsu America is our official equipment sponsor, and we've had that relationship for a couple of years. They've been direct partners with us to help us grow the brand. What that essentially means is we officially lease the equipment from Komatsu. However, it's a very aggressive lease and there are some confidentiality clauses with Komatsu on what details we can disclose. But our equipment cost is minimal because of that. That's one of the big advantages we have over anyone else wanting to try this. Komatsu is the second largest equipment manufacturer in the world, and they've really bought into our brand. They see the vision. We're kind of more of a sales and marketing company, not only ourselves but also for Komatsu. We've helped advance their brand.

A lot of our costs are in the land and the facility. We usually need 10 to 20 acres, so most of our expenses go towards that. It's usually through a loan or a mortgage on a property, if it's $50,000 to $100,000 as a down payment on a build out. We also look for strategic real estate partners who have sites that are ready for build to suite with us signing a long term lease agreement. In general we like to stick to what we know, which is giving a superior 5-star experience so we don't have any concerns about whether we own or rent the property and facility.

WF: When you think about some crucial hires, do you have any sort of in the executive realm? ⌃

STENGER: We're a pretty lean organization. I've never believed in having a lot of layers. Each one of our sites usually runs with two full-time employees. As we've grown, we're now at a point where I need to bring in more higher-level people. We're still a small company, but we're growing, and I need some of those key leaders. It's been primarily me. I'm the visionary that's out there running the business day-to-day. I need to bring in some key partners. There's opportunity in training and operations, because it's all about consistency with the sites. We do a lot of training to make sure our processes are the same. Human resources staff would help us. Bringing in some finance people to run the back end and handle the numbers would also help.

I've been able to run this like a small business, but I'm at the point now where I really need to bring in some key people to help us grow. And I think that's part of what we would use as well.

Some great team members work for me, but we don't have benefits. We don't have some of those key perks that attract good talent. I'm at that awkward stage where you're a small business trying to grow, and I don't have these amazing benefits packages to acquire some of that talent.



Ask a Question ⚙

Type your question here...   **ASK QUESTION**

Kristine Heyer `FINANCIAL STAKEHOLDER`   Sep 25 ⌄
Hi my name is Kristy and I want to invest before it goes public but only have $100 to invest until Thursday afternoon. Should I invest $100 Now or wait til Thursday and invest more? I need help please please???
ANSWER   IGNORE

Kristine Heyer   Sep 25 ⌄
Hi my name is Kristy and I want to invest before it goes public but only have $100 to invest until Thursday afternoon. Should I invest $100 Now or wait til Thursday and invest more? I need help please please???
ANSWER   IGNORE

Lawrence Pepe   Apr 6 ⌄
Need to sign new contracts but can't
ANSWER   IGNORE

 **Randy Stenger** Founder/CEO `FOUNDER`   Apr 8 ⌄
What new contracts?

Steve Smith   Dec 1 ⌄
I am the Marketing Director for a heavy equipment OEM and was wondering about using one of your locations to promote our brand with customers doing some extreme things. How would I find out about this?
ANSWER   IGNORE

 **Randy Stenger** Founder/CEO `FOUNDER`   Dec 1 ⌄
Hi Steve - please email me with more info. randy@extremesandbox.com. Thanks!

Idris Mortley   Nov 26 ⌄

What caused them to change their mind on the deal?

ANSWER   IGNORE

 **Randy Stenger** Founder/CEO FOUNDER   Nov 26 ⌄

I would say there were several factors, but it was a mutual decision between
both sides at the time. First, I often have to explain that people need to
understand that it is "reality television". Not to say anything is staged or
fake for the show, but often there are other factors behind the scenes that
often the general public doesn't understand (and often can't be shared
because of strict confidentiality clauses with the network).

Ultimately, we have no ill-will with the experience and even Mark's team
was very supportive in helping support us through the initial airing (back
end support with increased website traffic, etc) but the initial deal terms did
change once in due diligence and overall the timing and fit didn't seem to
be there (again, mutually). Additionally the property that Mark had in
south Dallas was not suitable for a sandbox site (it was old landfill), and we
were already in the works with a site in Texas pre-Shark Tank so we decided
there was a better fit with the other site option in Texas (couldn't really put
a digging experience on top of a landfill, right?).

Overall I think the sharks prefer to invest in product based companies
because it's much easier to use their resources to scale those quickly, where
as a service based business like ours takes a more hands-on approach and
longer to build out with multiple sites, etc.   With the size of their
investment portfolios they look for the maximum ROI with the smallest
amount of effort, which is how any good disciplined investor becomes
successful.

I am more than willing to answer any other questions or speak over the
phone if you want to discuss more.   randy@extremesandbox.com

Thanks,

Randy

Idris Mortley   Nov 26 ⌄

I was wondering how is the relationship with Mr. Wonderful and Mark Cuban going.
Are they still helping you build?

ANSWER   IGNORE

 **Randy Stenger** Founder/CEO FOUNDER   Nov 26 ⌄

Hi Idris - we did not close the deal from Shark Tank, which is very typical
with a lot of the handshake deals you see on the show not actually closing.

Craig Vom Lehn   Nov 20 ⌄

You are well short of the $150k minimum fundraise. Will you be extending your
campaign? If so, will you be reducing your minimum raise to $75k or so?

ANSWER   IGNORE

 **Randy Stenger** Founder/CEO FOUNDER   Nov 20 ⌄

Hi Craig - thanks for the question. No we will not be extending or lowering
the minimum. We need the $150k minimum in order use towards an
additional sandbox location. So we are optimistic that we will continue to
raise until the deadline. Keep in mind, most of our current raise was from
our fans within 2 days of the pre-launch, so we believe there will be a surge
towards this deadline as well. And ultimately, there is no risk to you (or any
investors) as we would hope you would jump on board now to help us get
closer to our goal and then if we don't make it all of the funds are returned
to the investors. Regardless, we will continue to grow Extreme Sandbox in
to a dominant national entertainment brand, we would just love for the
opportunity to have our fans as our investors. Thanks, Randy.

Kristine Heyer   Sep 25 ⌄

I only have $100 to invest today before it goes public, but could invest more Thursday
afternoon/early evening. Is it worth investing $100 Now or wait and invest more
Thursday?

ANSWER   IGNORE

 **Randy Stenger** Founder/CEO FOUNDER   Sep 25 ⌄

Hi Kristine - thank you so much for considering investing in Extreme
Sandbox. This listing did officially go live last week, so guessing maybe you
are looking at an old email or post that may have gone out. Regardless, any
amount at any time is ALWAYS appreciated, we just love adding more
investors to our team.

Thanks again!

Raphael Everest Huber Sep 21 ⌄
Hello Randy,

where can i find the financial statements for the last years? Thanks.

Regards
ANSWER   IGNORE

 **Randy Stenger** Founder/CEO **FOUNDER** Sep 21 ⌄
Hi Raphael - you can scroll to the bottom of our WeFunder listing and under "Other Disclosures" you will see a link to the Form C which is filed with the SEC. All of that information is listed within the SEC filing.

Just let me know if you have any issues or further questions. Thanks!

Ziyaaz Maknojia Sep 20 ⌄
How much does it cost on average to open up one location?
ANSWER   IGNORE

 **Randy Stenger** Founder/CEO **FOUNDER** Sep 20 ⌄
Hi Ziyaaz - great question. It costs us about $100k-$200k to open a new location (we budget on the high side at about $250k just to have a buffer).

The reason such a wide range is because each site is different. On many sites we select to just have the developer build to suite so there is lower upfront cost for us but higher monthly lease payments. Or there are even lower cost options to just start operations with a construction trailer and an unused piece of 10 acres (then convert to permanent facility after 12 months once generating cash flow).

Or the alternative is that if we decide we want to purchase and develop the property ourselves, the upfront cost would be about $100k-$150k as a down payment on a commercial mortgage (average to purchase and build would be about $500k-$1M which would be through traditional bank or SBA loan program).

Hope that helps, thank you for the question!

John Butterfield Sep 19 ⌄
Do you have any sort of moat? What is to prevent someone from replicating your format near other metropolitan areas before you get there?
ANSWER   IGNORE

 **Randy Stenger** Founder/CEO **FOUNDER** Sep 19 ⌄
Moat? That literally made me laugh out loud, thank you for that! To answer your question, nothing. All I can say is good luck. The idea is ALWAYS the easiest part!

On a side note. Can you make a cheeseburger? Assuming you can and so can I. So how the heck is McDonald's making billions of dollars then???

Thanks for the question! (PS - we are now looking at adding moats to all sites)

Kishore GADHIRAJU Sep 19 ⌄
Hi Sir, Thank you very much for your prompt response. How much is "Corporate Team Building - 'social team gatherings'" portion of overall revenue? Thank you
ANSWER   IGNORE

 **Randy Stenger** Founder/CEO **FOUNDER** Sep 19 ⌄
Hi Kishore - about half of our overall revenue comes from group events. Within that, about 50% is social team gathering events, 25% is formal team training events, and 25% is other small group formats (family/birthdays/bachelor parties, etc).

Hope that helps. Thanks!

Kishore GADHIRAJU Sep 19 ⌄
Hi Sir, When market is doing good, no problem with revenues (companies can spend). When in recession, from my understanding companies try to cut costs and that may have impact on extreme sandbox revenues. What are your plans for recession times? Thank you
ANSWER   IGNORE



Randy Stenger Founder/CEO [FOUNDER]   Sep 19 ⌄

Hi Kishore - great question. This is exactly why we have diversified our offerings so we don't solely rely on one revenue stream. We have 3 primary markets for revenue:

1. Corporate Team Building - even within this channel we have diversified with multiple offerings, so we have both fun "social team gatherings" AND "formal team training" type events. We have found that even in economic downturns, companies may cut back on the fun, outside the office, team events but usually HR teams still need those strategic formal team training sessions for their executives (especially in those tougher economic times).

2. Individuals / Tourism - this is the recreation market, where individuals and small groups come out with their family and friends.

3. Student events - we have found an opportunity to leverage our sites for Heavy Equipment Camps during the weekdays (low demand times). There is a huge need in the industry to inspire the next generation of construction workers so we are able to give students a hands-on experiential learning experience.

So we are well positioned, no matter the economic climate. Even a 4th market, although not really a revenue driver, is using our sites for equipment demos through our Komatsu sponsorship and their distributors.

Hope that helps, thanks for the question!

Austin Bradshaw   Sep 18 ⌄

Where would any new locations be? Please list all cities you plan to or want to open a new location in. Thanks!

ANSWER   IGNORE



Randy Stenger Founder/CEO [FOUNDER]   Sep 18 ⌄

Hi Austin - ultimately we would like to see 20-30 sandbox locations across the country within 5-10 years (aggressive but doable). Our ultimate revenue driver is corporate team building events, so generally we look for major metros (>2M population) with healthy corporate cultures. There are about 35 metro areas in the US that have populations over 2 million so those are most likely the markets we will select from.

On top of that, we generally go to markets that we either have leads from OR other factors that could influence us (going forward investor input could influence as well). Within the next couple of years, the most likely sites that we are currently evaluating and have interest in: Chicago, Austin/Houston, Phoenix, Atlanta, Denver, Northeast US (Boston/New York/Philadelphia areas).

Obviously those are always subject to change, but just current sites and interest we have. Additionally, any major investors in this round of capital raise (>$50k) would definitely be able to recommend and have input on future sandbox locations assuming they meet the above criteria.

Hope that helps, thanks for the question!

Andrew Charlton   Sep 16 ⌄

In the listing you state the average individual probably spends $300-500. Why so vague?

ANSWER   IGNORE



Randy Stenger Founder/CEO [FOUNDER]   Sep 16 ⌄

Hi Andrew - thank you for the question. Definitely not trying to be vague, but generally we just try to illustrate what our top packages are (what our customers are paying). The 3 most popular range from the $295 (Classic Sandbox), $395 (Dueling Adventures), to the $495 (Ultimate Sandbox). So we generally try and illustrate that most clients spend $300-$500 depending on which of these most popular packages they select. If we looked at he exact count of individual packages sold divided by the revenue we get a precise total of $413.08.

Hope that helps, just let us know if any other questions. Thanks! Randy

Dave Krutzfeldt   Sep 11 ⌄

How can I make money on this investment?

ANSWER   IGNORE



Randy Stenger Founder/CEO [FOUNDER]   Sep 11 ⌄

Hi Dave - excellent question. While this is a convertible note that does earn a moderate interest rate of 8%, ultimately we would expect that the note would be converted to equity shares within the 24 month term. Beyond that point, we would expect that as the company grows there would be dividends paid out to shareholders in cash OR options to reinvest in additional shares.

Obviously are goal is to continue to grow the brand with additional locations and offerings. So as an investor, I would consider this a longer term commitment (>5years) so that we can exponentially grow our grand and ultimate increase the company valuation (translates to increased shareholder value).

Plus you get to drive a bulldozer....that has to be worth something, right???

Hopefully I was able to answer your question, but feel free to reach out directly if you would like to discuss further (randy@extremesandbox.com).

Thanks,
Randy



John W. KRAMER   Sep 11 ⌄

AGAIN I ASK ! WHY NOT COSTA RICA. I HAVE 500 ACRES ON THE PAN AMERICAN HIGHWAY, 1 HOUR NORTH OF PANAMA,

YOU SAY THAT YOU CAN DO A NEW VENTURE FOR $250,000, I HAVE THAT MUCH EXPENDABLE CASH TO ASSIST. WHY NOT TRY A JUNGLE EXPERIENCE, WILD ANIMALS AND A WATER FALLS AS WELL.

LIKE THE DON SAYS, "WHAT HAVE YOU GOT TO LOOSE"?

ANSWER   IGNORE



Randy Stenger Founder/CEO `FOUNDER`   Sep 11 ⌄

Hi John - LOVE the enthusiasm! And definitely wouldn't rule out international expansion, but at this point we are focusing our expansion within the US. Additionally, a large portion of our revenue is generated from corporate team building events so we look for sites within 30-45 mins of major metro areas. With that said, would still love to have you on board so thank you for considering investing in Extreme Sandbox.